EXHIBIT 12.1

NOBLE ENERGY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Income from continuing operations before cumulative effect of change in accounting principle	$349,353	$174,482	$968,660	$513,008	$140,405	$27,896	$150,130
Add (deduct):
Fixed charges	35,181	14,504	99,375	62,747	62,075	64,566	54,434
Interest capitalized	(1,455)	(2,496)	(8,684)	(8,168)	(13,430)	(16,331)	(15,953)
Income from equity investees	(39,650)	(19,894)	(90,812)	(78,199)	(45,186)	(12,361)	(9,783)
Distributed income from equity investees	9,000	17,550	59,625	57,825	46,125	17,696	—
Earnings as defined	$352,429	$184,146	$1,028,164	$547,213	$189,989	$81,466	$178,828

Interest expense, net of capitalized interest	$33,168	$11,732	$87,541	$53,460	$47,681	$47,709	$38,007
Interest capitalized	1,455	2,496	8,684	8,168	13,430	16,331	15,953
Interest portion of rental expense	558	276	3,150	1,119	964	526	474
Fixed charges as defined	$35,181	$14,504	$99,375	$62,747	$62,075	$64,566	$54,434

Ratio of earnings to fixed charges	10.0	12.7	10.3	8.7	3.1	1.3	3.3